United States
Securities and Exchange Commission
Washington, DC 20549

_________________

AMENDMENT NO. 3
TO SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

INFORTE CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

45677R 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Nick Heyes
Chief Financial Officer
Inforte Corp.
Suite 3400
150 North Michigan Avenue
Chicago, IL 60601
Telephone: (312) 540-0900
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

_________________

Copy to:

Edwin D. Mason
Foley & Lardner LLP
Suite 2800
321 North Clark Street
Chicago, IL 60610
Telephone: (312) 832-5132

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,946,841.99	$346.84

*Calculated for purposes of determining the filing fee. This amount assumes that the options to purchase shares of Inforte Corp. common stock eligible for exchange pursuant to this offer have an aggregate value of approximately $2,946,842 and that all eligible options will be exchanged pursuant to this offer. The aggregate value of such eligible options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per each $1.0 million of the value of the transaction..

|X|	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 346.84
Form or Registration No.:	Schedule TO
Filing Party:	Inforte Corp.
Date Filed:	February 9, 2005
|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    |X|

        This Amendment No. 3 amends the Schedule TO filed with the Securities and Exchange Commission on February 9, 2005, as amended by Amendment No. 1 filed on February 24, 2005, and as amended by Amendment No. 2 filed on March 11, 2005, by Inforte Corp., a Delaware corporation (“Inforte” or the “Company”), relating to an offer (the “Offer”) by the Company to certain of its current employees to exchange certain options (the “Options”) to purchase Inforte common stock (the “Common Stock”) that were issued under Inforte’s Amended and Restated 1997 Incentive Compensation Plan, for either cash or restricted stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Stock Options for Cash or Restricted Stock (the “Offer to Exchange”), the related letters, individualized spreadsheets, election forms, and email notices previously filed as exhibits to the Schedule TO as Exhibits (a)(1) thru (a)(13). Except as amended hereby, all of the terms of the Offer and all disclosures set forth in the Schedule TO and the Offer to Exchange remain unchanged.

        This Amendment No. 3 reports the results of the Offer.

Item 4. Terms of the Transaction

        Item 4(a) of the Schedule TO is hereby amended to add the following:

        The Offer to Exchange Options for Cash or Restricted Stock expired at 11:00 a.m. Central Time, on Friday, March 18, 2005.

•	In exchange for 98,331 Category A Options, Inforte paid $173,069 in cash.

•	In exchange for 411,305 Category B Options, Inforte paid $612,299 in cash.

•	In exchange for 707,112 Category C Options, Inforte granted 310,394 shares of Inforte restricted stock.

•	As a result of the Offer to Exchange, Inforte has accelerated vesting of 285,084 unvested Options.

        The grant of restricted stock and the vesting of the Options not tendered pursuant to the Offer are effective as of March 21, 2005.

        This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, correct and complete.

INFORTE CORP.
By: /s/ Nick Heyes
Nick Heyes
Chief Financial Officer

Date: March 21, 2005

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